SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at November 14, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 14, 2006

Print the name and title of the signing officer under his signature.

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON ANNOUNCES NEW RESOURCE ESTIMATE & DRILL RESULTS
G-9 Resource increased by 55%
High grade starter zone outlined at Southeast Zone

November 14, 2006, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd., (TSX:FAN) ("Farallon " or the "Company") is pleased to provide the results of a recent resource estimate and new assays from core drilling for the G-9 deposit, at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico.

G-9 Resource increased by 55%

A new resource estimate of the mineral resources at G-9 has been completed by Farallon's geological staff, and is based on 134 drill holes which define and delineate the various massive sulphide and replacement zones discovered to date. The analysis utilized 3-dimensional Vulcan modeling techniques, and internal factors based on prior experience at Campo Morado. The currently outlined dimensions of the overall deposit are 650 metres by 900 metres. Within the deposit, there are several zones, characterized by grade and mineral occurrence. As drilling has proceeded, some zones have been connected (for example, the Central and Southeast Zones are now connected) and detailed drilling planned from underground (described below) may show further continuity to the deposit. The current inferred mineral resources for each zone and for the total deposit, at 2% and 8% zinc cut-offs, are tabulated below.

G-9 DEPOSIT - INFERRED MINERAL RESOURCES

Zone	Cutoff % Zn	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Southeast	2.0	1,460,000	2.7	202	1.9	1.2	11.5
	8.0	890,000	2.3	179	2.1	1.3	15.7
North	2.0	2,370,000	3.7	223	1.3	1.1	7.0
	8.0	790,000	3.6	231	1.6	1.2	11.0
Southwest	2.0	1,250,000	2.0	136	0.9	0.8	3.8
	8.0	10,000	2.3	183	1.0	1.4	8.7
Replacement	2.0	490,000	1.3	86	1.0	0.8	5.4
	8.0	70,000	1.8	156	2.2	2.0	12.6
TOTAL	2.0	5,570,000	2.8	186	1.3	1.0	7.3
	8.0	1,770,000	2.9	201	1.9	1.3	13.4

Development of a decline to access the deposit for detailed drilling from underground is currently underway. The underground drilling will provide additional details on the predictability of the mineralization at G-9 to enable re-classification of the mineral resources. The planned 5,000 metre infill program at 25-metre drill hole spacing is designed to outline sufficient mineralization in the measured and indicated categories for mine planning.

High grade starter zone outlined at Southeast Zone

As described in Farallon's September 25, 2006 news release, thick intersections of high grade mineralization were encountered in Holes 576 and 578 - step-outs from the G-9 discovery hole 420 - which was in a high grade area previously known as the Central Zone of the G-9 deposit. Information derived from these holes was used to re-interpret the geology in this area, resulting in an increase in the true width of the intersection in hole 420 from 8 to 14 metres. Additionally, these new results and those recently received for hole 580, extend the high grade Central Zone to the east and southeast, indicating that the Central Zone is now part of the Southeast Zone. The new assays for hole 580 are shown in the table below with those from each of the holes mentioned above. Hole locations are also shown on the attached G-9 Drill Hole Location Map. A Deposit Location Map is also included.

SOUTHEAST ZONE - HIGH GRADE STARTER ZONE ASSAYS

Drill Hole	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
420	377.4	392.3	14.9	14.0	1.06	67	1.76	0.69	14.2
576	402.3	416.3	14.0	13.8	0.43	33	2.13	0.11	14.79
578	400.5	406.5	6.0	6.0	1.38	103	3.35	1.10	17.01
578	413.5	417.5	4.0	4.0	0.17	13	1.38	0.04	8.24
580	382.3	387.1	4.8	4.1	3.42	264	1.65	2.21	15.6
580	389.2	391.2	2.0	1.8	0.93	53	1.82	0.30	10.9

The Southeast Zone adds significantly to the resources of G-9 and provides an excellent target for early development, further supporting the goal to develop a mine at G-9. The G-9 deposit remains open to the southwest, northwest and southeast. Drilling continues and is focused exclusively on G-9. Additional assay results will be released when received.

Dick Whittington said:

"The results of the new resource estimate are very encouraging. In particular, the combination of the very high grade Central Zone with the Southeast Zone provides a high grade target for early mine production. The ability to high grade in the initial years would significantly enhance the economics of a proposed mine at G-9. The G-9 deposit still remains open in three directions, so we expect that further additions will be made to the G-9 resource base."

The in-house qualified person for the resource estimate is David Gaunt, P.Geo., and for the drilling program is Daniel Kilby, P.Eng. A technical report describing the G-9 resource estimate will be filed within 45 days.

Farallon's drilling programs include rigorous quality assurance and quality control procedures under the supervision of qualified persons. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1- 800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements. "All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks, including changes in and the effect of laws, regulations and government policies affecting mining and natural resource exploration and exploitation and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release uses the term "inferred resources". The Company advises investors that while the term is recognized and required by Canadian regulations (under National Instrument 43-101 " Standards of Disclosure of Mineral Projects"), the U.S. Securities and Exchange Commission does not recognize them. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
North Zone
N
2011400 mN
576
420
2011200 mN
578
580
Potential High Grade Area
2011000 mN
Southeast Zone
Southwest Zone
G9
2010800 mN
2010600 mN
LEGEND
New Drill Hole Result
Drill Hole Previously Announced
Gravity Anomaly
Drill Trace
Massive Sulphide Thickness
Units: metres
25
10
5
1
0
100
200
metres

CAMPO MORADO - G9 **High Grade Drill Hole Location Map**

N
Massive Sulphide Deposit
Gravity Anomaly
NOTE: Reforma and Naranjo deposits are delineated. Other deposits are not delineated and remain OPEN.
El Rey
Reforma
G22
El Largo
Estrella de Oro
G4
El Profundo
San Rafael
Naranjo
G5
G-8
La Lucha
G-9
4 kilometres
500 m

CAMPO MORADO

Deposit Location Map